Filed Pursuant to Rule 433

Registration No 333-160337

Dated August 3, 2009

Dear Valued Shareholder,

As this is my first opportunity to communicate with you, let me begin by saying what a distinct privilege it is for me to be entrusted with leading the company. The opportunity to join the company’s team was unexpected, but it is a challenge that I fully and quickly embraced. I plan to draw upon my past experiences as both the Chief Executive Officer of a bank in the Hampton Roads market and, more recently, as a consultant working with financial institutions throughout the Southeast to lead our company forward. The company’s team is extraordinarily talented, and I believe our company is positioned to become the premier financial services organization in our markets.

On July 30, 2009, our Board of Directors made a number of important decisions that I would like to explain. Several decisions – discussed below – were difficult and were reached only after a great deal of thought and consideration. In the near term, the Board’s decisions will require us to tighten our belt rather dramatically. These decisions, however, should allow us to maximize our significant earnings potential in the long-run. The Board also reaffirmed its mandate for management to be open and transparent. As we move forward together, I intend to communicate with you regularly on our Board’s behalf. I strongly believe the Board’s decisions are in the best interest of you, our valued shareholders.

Given the uncertain economy, we are taking actions now that many banks adopted in the last twelve months for similar reasons. Of specific importance, during the second quarter of 2009, we have focused considerable attention on asset quality and increased our allowance for potential loan losses by $32.3 million. In addition, we have reduced our goodwill – an intangible asset created by our recent mergers – by $28.0 million. The result of these decisions is a net loss for the first six months of 2009 of $35.9 million, before dividends.

Despite the charges just discussed, it is equally important for you to know that we remain “well-capitalized,” a level of capitalization for healthy banks under the rules of the Federal Reserve. To be well-capitalized, we must, among other things, have total risk-based capital of 10% or more of our risk-weighted assets.

The Board has decided, however, that being well-capitalized is no longer sufficient. Our new goal is to have total risk-based capital of 12% to 13% and exceed our peers’ level of capitalization. To achieve our capitalization goals, we carefully analyzed our alternatives, consulted our advisors, and decided just several days ago to implement a three-part plan:

•	We are suspending our dividend on common stock – a difficult but necessary decision in thinking long-term.

•

We are working diligently to fully integrate our 2008 acquisitions of Shore Financial Corporation and Gateway Financial Holdings, as we move from a growth phase toward realizing what we believe to be the company’s inherent profitability.

•	We are seeking to raise additional capital in a common stock offering.

We wanted to let you know about the stock offering as soon as we were allowed to talk about it publicly. If you are interested, please contact your stock broker as soon as possible. (See important further information at the end of this letter.)

Hampton Roads Bankshares is committed to realizing the potential presented by our remarkable growth in 2008. Our markets have attractive demographics. We provide the kind of full-service banking products commonly found only at our “big bank” competitors while offering our customers the service and responsiveness of a community bank. Despite the economic volatility everyone has experienced over the last 12 to 18 months, our customers have remained loyal to us, and this is a direct reflection of the dedication of our 700 employees.

I have great confidence in our experienced team and am personally focused on leading this fine company into the future.

Sincerely Yours,

John A. B. Davies, Jr. President and Chief Executive Officer

About the Public Offering

We propose to issue our common shares pursuant to a prospectus supplement that has been filed as part of an existing shelf registration statement previously filed with the Securities and Exchange Commission on Form S-3. Prospective investors should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that we have filed with the SEC for more complete information about our company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from our company website at www.bankofhamptonroads.com/irelations.html or from Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, or toll free at 866-805-4128; from BB&T Capital Markets, a division of Scott and Stringfellow, LLC at 909 E. Main Street, Richmond, Virginia, 23219, or 804-780-3267; from Howe Barnes Hoefer & Arnett, 222 South Riverside Plaza, Seventh Floor, Chicago, Illinois 60606 or toll-free at 800-800-4693; or from Janney Montgomery Scott LLC, 60 State Street, 35th Floor, Boston, MA 02109, Attention: Equity Syndicate Department or prospectus@jmsonline.com. Prospective investors are encouraged to promptly contact their brokers or one of the parties listed above.

This letter does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of these securities will be made only by means of a prospectus supplement and the related prospectus. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the registration statement, the prospectus contained therein or the prospectus supplement.

About Hampton Roads Bankshares

Hampton Roads Bankshares, Inc. is a financial holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The company’s primary subsidiaries are Bank of Hampton Roads, which opened for business in 1987, and Shore Bank, which opened in 1961. The banks engage in general community and commercial banking business, targeting the needs of individuals and small to medium-sized businesses. Currently, Bank of Hampton Roads operates thirty banking offices in the Hampton Roads region of southeastern Virginia and twenty-four offices in Virginia and North Carolina doing business as Gateway Bank & Trust Co. Shore Bank serves the Eastern Shore of Maryland and Virginia through eight banking offices and fifteen ATMs. Through various affiliates, the Banks also offer mortgage banking services, insurance, title insurance and investment products. Shares of the company’s common stock are traded on the NASDAQ Global Select Market under the symbol HMPR. Additional information about the company and its subsidiaries can be found at www.hamptonroadsbanksharesinc.com.

Certain statements in this letter may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical facts. Although the Company believes that its expectations with respect to certain forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors. For an explanation of the risks and uncertainties associated with forward-looking statements, please refer to the Company’s prospectus in the registration statement, the preliminary prospectus supplement and other documents that we have filed with the SEC for more complete information about our company and the offering.